Act: 1933
~~Section~~: FORM S4
Rule:
Public Availability: 2/3/2011

NO ACT

DC
RS
2-3-11

February 3, 2011


Received SEC
FEB 03 2011
Washington, DC 20549


11005701

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Mosaic Company
Incoming letter dated February 3, 2011

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- M Holdings may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Form S-3. The Company's reporting history under the Exchange Act may also be used in determining whether M Holdings "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if M Holdings omits the financial and other information relating to GNS required by Form S-4 from the Reorganization Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A. In reaching this position, we note your representation that, immediately after the effective time of the Reorganization, the consolidated assets, liabilities, business and operations of M Holdings and its subsidiaries will be the same as the consolidated assets, liabilities, business and operations of the Company and its subsidiaries immediately prior to such effective time and that all information necessary for evaluation of the Reorganization, Reorganization Agreements and the charter and by-laws of M Holdings will be disclosed in the Reorganization Proxy Statement/Prospectus.

- The Division will not object if M Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Registration Statements, provided that M Holdings adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Company's Exchange Act reporting history may be taken into account when determining M Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and M Holdings will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- M Holdings may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

- After consummation of the Reorganization, M Holdings may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mail Stop 4561

Joseph H. Kaufman
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954

Re: The Mosaic Company

Dear Mr. Kaufman:

In regard to your letter of February 3, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

Securities Act of 1933
Rules 144, 174 and 414
Forms S-3, S-4, and S-8
Section 4(3)
Schedule 14A
Securities Exchange Act of 1934 Section 12(b)
Rules 12b-2 and 12g-3

VIA EMAIL TO CFLETTERS@SEC.GOV
February 3, 2011
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Mosaic Company – Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for The Mosaic Company, a Delaware corporation (the "Company"), to request the advice of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") with respect to a number of succession related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with a proposed reorganization of the Company (the "Reorganization") and subsequent split-off of the Company from its majority shareholder, Cargill, Incorporated ("Cargill"), a Delaware corporation (the "Split-Off"). Following the Split-Off and related transactions, including secondary offerings of common stock, Cargill would cease to have control of the Company and a substantial percentage of the Company's ownership would be widely and publicly held. As described more fully below, due to the technical requirements of a private letter ruling (the "IRS Letter Ruling") issued by the Internal Revenue Service (the "IRS") dated November 15, 2010, the Reorganization must be implemented such that a wholly-owned subsidiary of the Company that holds a portion of the Company's consolidated assets becomes the new parent company. However, there would be no contemplated change in the business, operations, assets or liabilities of the Company and its subsidiaries as a result of the Reorganization or Split-Off. For further detail regarding the Reorganization and the Split-Off, see "The Proposed Transactions" below.

Background Information

The Mosaic Company

The Mosaic Company is a Delaware corporation that was incorporated in January 2004 to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill (the "2004 Business Combination"). The Company is one of the world's leading producers and marketers of concentrated phosphate and potash crop nutrients for the global agriculture industry. The Company mines phosphate rock and processes it into finished phosphate products in the United States, mines potash in Canada and the United States and has other production, blending or distribution operations or equity investments in Brazil, China, India, Argentina, Chile and Peru. The Company sells its products in more than 40 countries. The Company is headquartered in Plymouth, Minnesota. As of November 30, 2010, the Company had total assets of approximately $14.2 billion and for the year ended May 31, 2010, net earnings of approximately $827.1 million.

The Company is an Exchange Act reporting company pursuant to Section 12(b), with shares of its common stock listed on the New York Stock Exchange ("NYSE") under the symbol "MOS". The Company is current in its Exchange Act reporting requirements. Currently, approximately 64% of its outstanding common stock is held by its majority shareholder, Cargill, a privately held corporation, with the remainder held by the public.

The authorized capital stock of the Company currently consists of: (a) 700 million shares of common stock, par value $0.01 per share (the "Company Common Stock"), of which approximately 445.8 million shares were issued and outstanding as of November 8, 2010 and (b) 15 million shares of preferred stock, par value $0.01 per share ("Company Preferred Stock"), of which no shares are outstanding. As of November 8, 2010, there were 5,211 holders of record of the Company Common Stock.

The Company currently has effective registration statements on Form S-8 (File Nos. 333-142268, 333-120503, 333-120501 and 333-120878) (the "Registration Statements"). The Registration Statements relate to The Mosaic Company 2004 Omnibus Stock and Incentive Plan, the IMC Global Inc. 1988 Stock Option and Award Plan, the IMC Global Inc. 1998 Stock Option Plan for Non-Employee Directors, the Mosaic Investment Plan (formerly known as the IMC Global Inc. Profit Sharing and Savings Plan) and the Mosaic Union Savings Plan (formerly known as the IMC Global Inc. Representative Retirement Savings Plan) (together, the "Compensation Plans"), pursuant to which shares of the Company Common Stock may be issued to Company employees and directors under various types of compensatory awards.

Pursuant to an indenture dated as of December 1, 2006, the Company has one series of debt securities outstanding, $469,250,000 in aggregate principal amount of 7 5/8% Senior Notes due 2016 (the "Senior Notes"). In addition, Mosaic Global Holdings Inc., a wholly-owned subsidiary of the Company, has three series of debt securities outstanding, $18,490,000 in aggregate principal amount of 9.45% Debentures due 2011, $89,000,000 in aggregate principal amount of 7 3/8% Debentures due 2018 and $147,142,000 in aggregate principal amount of 7.30% Debentures due 2028 (collectively, the "Global Holdings Debentures"). The Company provides a guarantee of the Global Holdings Debentures. Neither the Senior Notes nor the Global Holdings Debentures (and the related Company Guarantees) are registered classes of securities under any of Section 12(b), 12(g) or 15(d) of the Exchange Act; however, pursuant to the indentures relating to thereto, the Company is contractually obligated to file periodic reports with the SEC regardless of whether the Company is otherwise required to do so. The Company will continue to file such reports with the SEC after the completion of the Reorganization. Other than with respect to the Senior Notes and the Global Holdings Debentures described above and the Company Common Stock, neither the Company nor any of its affiliates has any filing obligation pursuant to the Exchange Act.

GNS

GNS II (U.S.) Corp. ("GNS") is a Delaware corporation incorporated in March 2004 and has been a wholly-owned subsidiary of the Company since it was contributed to the Company by Cargill in connection with the 2004 Business Combination. GNS has no material operations of its own. Rather, GNS' assets consist almost entirely of equity interests it holds in subsidiaries operating in China, India, Argentina and Chile; a subsidiary that owns land including phosphate rock reserves in Florida; a subsidiary that holds a minority equity investment in a phosphate rock mine joint venture; and a financing subsidiary that manages excess cash. The results of GNS and its subsidiaries are reflected in the consolidated financial statements of the Company. As of May 31, 2010, the last day of the Company's most recently completed fiscal year, GNS had total assets of approximately $1.24 billion, representing less than 10% of the total assets of the Company. Other than the equity interests solely held by the Company, GNS had no outstanding securities.

The Proposed Transactions

The Reorganization

The IRS Letter Ruling, which enables the Split-Off to qualify for tax-free treatment, requires that the Company engage in a reorganization transaction pursuant to which GNS would become the public company parent for the operations of the Company and its subsidiaries. Pursuant to the IRS Letter Ruling, the Company is required to effect the Reorganization, as illustrated in Annex A, so that GNS, an entity with "non-trivial assets and liabilities" that has been wholly-owned by the Company for at least five years, becomes the new holding company parent of the Company by means of a merger of a newly formed subsidiary of GNS with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of GNS (the "Merger"). On January 18, 2011, the Company, Cargill and certain Cargill shareholders entered into the several agreements (the "Reorganization Agreements") pursuant to which the Reorganization and Initial Distribution Transaction (as defined below) will take place.

Upon becoming the new holding company parent of the Company after the Reorganization, GNS will be renamed "The Mosaic Company" (referred to in this letter as "M Holdings"). Cargill and the Company's public shareholders would have their Company

Common Stock converted into shares of M Holdings. In connection with the Reorganization, M Holdings will transfer substantially all of the assets (which, as noted above, consist almost entirely of equity interests in subsidiaries) and liabilities held by GNS prior to the Reorganization to the Company, subject in certain cases to applicable governmental, regulatory or contractual approvals, such that (other than certain de minimis assets) M Holdings' only remaining asset would be the capital stock of the Company.[1]

Upon the completion of the Reorganization, the authorized capital stock of M Holdings is anticipated to consist of (a) 1 billion shares of M Holdings common stock, par value $0.01 ("M Holdings Common Stock"); (b) 275 million shares of the M Holdings Class A common stock, par value $0.01 ("M Holdings Class A Common Stock"); (c) 200 million shares of the M Holdings Class B common stock, par value $0.01 ("M Holdings Class B Common Stock"); and (d) 15 million shares of M Holdings preferred stock ("M Holdings Preferred Stock").

As part of the Reorganization, a portion of the shares of Company Common Stock held by Cargill would be converted, on a one-for-one basis, into shares of M Holdings Common Stock and the remaining shares of Company Common Stock held by Cargill would be converted, on a one-for-one basis, into shares of M Holdings Class A Common Stock or M Holdings Class B Common Stock. All of the shares of Company Common Stock held by public stockholders would be converted, on a one for-one basis, into shares of M Holdings Common Stock. All of the shares of M Holdings that Cargill and the Company's public stockholders will receive in the Reorganization will represent the same economic interest in the M Holdings' consolidated business as the shares of Company Common Stock for which they are converted.

The differences between the shares of M Holdings Common Stock, M Holdings Class A Common Stock and M Holdings Class B Common Stock are designed to satisfy IRS requirements and to ensure the orderly introduction of the shares divested in the Split-Off into the trading market. Specifically, the shares of M Holdings Class B Common Stock will be entitled to ten votes per share with respect to the election of directors, while the shares of M Holdings Class A Common Stock and M Holdings Common Stock will be entitled to one vote per share with respect to the election of directors. In all other matters, the shares of M Holdings Common Stock, M Holdings Class A Common Stock and M Holdings Class B Common Stock have identical voting rights. This high-vote structure is designed to satisfy IRS requirements (which specify that at least 80% of the voting power with respect to the election of directors must be distributed for a spin-off or split-off to be tax-free). In addition, to facilitate the orderly introduction of shares divested in the Split-Off into the trading market and to satisfy IRS requirements, shares of M Holdings Class A Common Stock and M Holdings Class B Common Stock (each of which are convertible at different

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[1] The Company expects that M Holdings will be able transfer approximately 80% of the assets of M Holdings on the same day the Reorganization closes. The Company expects to transfer substantially all of the remaining M Holdings assets to the Company as expeditiously as possible upon receipt of the various approvals referred to above. The Company does not anticipate any such approvals being withheld.

times into shares of M Holdings Common Stock) will generally not be transferable for a period of at least two years following the transaction. The M Holdings Class A Common Stock will be subdivided into four series and the M Holdings Class B Common Stock will be subdivided into three series, based on the time at which the transfer restrictions with respect to each series expires. Only the M Holdings Common Stock will be listed on the NYSE.

M Holdings will adopt a charter identical to the charter of the Company, except that the charter of M Holdings will designate the various classes of equity securities referred to in the preceding paragraph and will contain certain other provisions related to the Reorganization. For reference, please see Annex B for a draft of Article IV of the proposed M Holdings charter, which designates the various classes of M Holdings capital stock. The by-laws of M Holdings will be exactly the same as the current by-laws of the Company, except for conforming changes related to the provisions described above with respect to the charter and the Reorganization.

In addition, M Holdings will assume all of the Company's obligations under the Compensation Plans, and each outstanding option to purchase Company Common Stock and each other right to receive Company Common Stock under the Compensation Plans will convert into an option to purchase or right to receive the same number of shares of M Holdings Common Stock, with the same rights and conditions as the corresponding Company option and other rights to receive Company Common Stock under the Compensation Plans prior to the Reorganization. Pursuant to Rule 414 under the Securities Act, M Holdings will file post-effective amendments to the Registration Statements adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth an additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

Pursuant to the contractual requirements contained in the indenture relating to the Senior Notes, such debt securities will remain outstanding as obligations of the Company and will not be assumed by M Holdings. Also pursuant to that indenture, following the Reorganization the Company will continue to file periodic reports with the SEC on a voluntary basis, in addition to the reports that will be filed by M Holdings pursuant to Section 12(b) of the Exchange Act, for so long as such contractual obligation remains in effect.

The consolidated assets and liabilities of M Holdings will be identical to the consolidated assets and liabilities of the Company prior to the Reorganization. Additionally, on a consolidated basis M Holdings will conduct the same business and operations as the Company immediately prior to the Reorganization and the executive management and board of directors will be identical to that of the Company immediately prior the Reorganization.

The Reorganization will occur pursuant to the affirmative vote of a majority of the shareholders of the Company (excluding Cargill, the Company's majority shareholder), which will be solicited by way of a proxy statement/prospectus (the "Reorganization Proxy

Statement/Prospectus") included in a registration statement on Form S-4 to be filed by M Holdings (the "Reorganization S-4") in advance of a special meeting of the shareholders of the Company (the "Special Meeting"). The Reorganization Proxy Statement/Prospectus will include descriptions of the M Holdings capital stock that will be issued pursuant to the Reorganization and the Reorganization Agreements, as well as all other information necessary for the evaluation of the Reorganization by the shareholders of the Company. Pursuant to the waiver letter submitted by the Company (the "Accounting Letter") to the Office of the Chief Accountant, Division of Corporation Finance (the "CF-OCA"), the Company requested to provide summarized unaudited financial information regarding M Holdings in the Reorganization Proxy Statement/Prospectus. In a letter dated January 3, 2011 (the "CF-OCA Response Letter"), the CF-OCA stated that it would not object to the Company's proposed financial presentation. Copies of the Accounting Letter and the CF-OCA Response Letter are available for your review upon request. The approval of the Reorganization will take place pursuant to a shareholder vote to adopt the Reorganization Agreements, which among other things set forth the form of charter and by-laws of M Holdings.

The Split-Off

Immediately following the Reorganization, the Split-Off will be effected. In the Split-Off, Cargill will exchange, in a private placement with its existing shareholders, shares of M Holdings Common Stock, M Holdings Class A Common Stock and M Holdings Class B Common Stock for shares of Cargill held by those of Cargill's shareholders participating in the Split-Off (the "Exchanging Cargill Shareholders"). In connection with the Split-Off, Cargill excepts to deliver a portion of its M Holdings Common Stock to one or more financial institutions (the "Institutions") in consideration for retirement of indebtedness of Cargill held by the Institutions. It is then anticipated that all of the Institutions and one of the Exchanging Cargill Shareholders will sell the shares of M Holdings Common Stock they receive in the Split-Off to the public in a registered underwritten public secondary offering that would settle immediately after the Split-Off (the "Initial Distribution Transaction").[2]

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[2] Pursuant to a registration rights agreement (the "Registration Agreement"), the terms of which will be described in the Reorganization Proxy Statement/Prospectus, additional underwritten public secondary offerings are expected to take place during the fifteen-month period following completion of the Split-Off, pursuant to which certain holders of M Holdings Class A Common Stock may convert such shares in to shares of M Holdings Common Stock, which may then be included in such underwritten public offerings. The Registration Agreement also provides that after the fifteen month anniversary of the Split-Off, M Holdings will provide a resale shelf registration statement pursuant which certain additional shares of M Holdings Common Stock may be sold by certain holders, and further underwritten public offerings may occur pursuant to which additional shares of M Holdings Common stock may be resold by parties that initially received as part of the Reorganization M Holdings Class A or Class B Common Stock, as the case may be, which was subsequently converted to M Holdings Common Stock.

The Initial Distribution Transaction will be expressly conditioned on the completion of the Reorganization, such that no securities of M Holdings would be sold if the Reorganization does not occur. The Initial Distribution Transaction will be registered on a registration statement on Form S-1 (the "Distribution S-1") filed prior to the consummation of the Reorganization by M Holdings and will become effective prior to the consummation of the Reorganization. Such registration statement would include all of the material information required for investors to make an informed investment decision, including a description of the M Holdings Common Stock being offered.

The proposed Reorganization is, in substance, no different than an exchange by the Company with Cargill (a "Direct Exchange") of new shares of M Holdings Class A Common Stock and M Holdings Class B Common Stock (which could be authorized by means of a simple charter amendment approved by the Company's stockholders) for a portion of the outstanding shares of Company Common Stock held by Cargill, followed by a commonly utilized "holding company merger" structure under Section 251(g) of the Delaware General Corporation Law (whereby a newly formed shell subsidiary corporation would become the new holding company parent as a result of a merger of the existing parent into a second-tier shell subsidiary), for which the Staff has historically granted relief under Forms S-3, S-4 and S-8, Rule 12g-3, Rule 414 and Rule 144. See, e.g. ABX-Air, Inc., supra; Hecla Mining Company, supra and Matria Healthcare, Inc. supra. A Direct Exchange would be exempt from registration under Section 3(a)(9) and would raise none of the issues for which we are requesting relief from the Staff. However, pursuant to the IRS Letter Ruling, the Reorganization cannot be implemented in a tax-efficient manner by means of a Direct Exchange followed by a holding company merger. Instead, the IRS Letter Ruling requires that the new parent entity be an existing subsidiary of the Company with "non-trivial assets and liabilities" that has been wholly-owned by the Company for at least five years or, possibly, a new subsidiary to which such non-trivial assets and liabilities have been transferred. The Company and M Holdings seek relief related to succession in connection with the Reorganization that in substance is similar to the relief historically granted by the Staff in connection with holding company mergers.

As indicated above, pursuant to the Accounting Letter, the Company has received relief from the requirement to include stand-alone audited financial statements and other financial data of GNS in the Reorganization Proxy Statement/Prospectus and the Distribution S-1. Similarly, the Company seeks relief in this letter from the requirement to include certain other stand-alone information of GNS in the Reorganization Proxy Statement/Prospectus and the Distribution S-1, both of which will be filed and effective before the Reorganization occurs.

Requests

On behalf of the Company, we respectfully request an interpretive opinion or a no-action letter from the Staff concurring in each of the following opinions, each of which are discussed more fully under the heading "Discussion" below:

1. **Forms S-3, S-4 and S-8**. The Company's reporting history may be considered to determine whether M Holdings, as the "successor" to the Company, meets the

eligibility requirements for the use of Form S-3, "meets the requirements for used of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the requirements for use of S-3" as such phrase is used in the General Instructions of Form S-8.

2. **Non-financial disclosure requirements of Form S-4 and Item 14 of Schedule 14A**. Certain standalone information relating to GNS required by Form S-4 may be omitted from the Reorganization Proxy Statement/Prospectus to the extent such information is not required to be provided under Item 14 of Schedule 14A pursuant to Instruction 4 to Item 14 of Schedule 14A.

3. **Rule 414**. As of the completion of the Reorganization, M Holdings will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act ("Rule 414"), and may file post-effective amendments to the registration statements relating to the Compensation Plans and any other registration statements hereafter filed by the Company to permit M Holdings to continue offerings registered thereby as contemplated by Rule 414.

4. **Rule 144**. For purposes of Rule 144 under the Securities Act ("Rule 144"), M Holdings may include the prior reporting history of the Company in determining whether M Holdings has complied with the current public information requirements of Rule 144(c)(1).

5. **Rule 12g-3(a)**. The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act ("Rule 12g-3(a)") and, upon issuance of the M Holdings Common Stock in connection with the Reorganization, the M Holdings Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act.

6. **Rule 12b-2**. As a result of the Reorganization, M Holdings will be considered a "successor issuer" of the Company and will be considered a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act ("Rule 12b-2").

7. **Section 4(3) prospectus delivery requirement and Rule 174(b)**. With respect to the M Holdings Common Stock to be issued in connection with the Reorganization, M Holdings need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

8. **Commission file number**. After consummation of the Reorganization, M Holdings will succeed to the Commission file number currently used by the Company.

Certain of the positions set forth above are based on, and are consistent with, Securities Act Release No. 33-8869 (December 6, 2007), 72 FR 71546 (the "Rule 144 Release") and previous determinations of the Division in respect of similar transactions. See, e.g., The Dress Barn, Inc., available August 12, 2010; GulfMark Offshore, Inc., available January 11, 2010; Sun Healthcare Group, Inc., available September 29, 2010; Tim Hortons Inc., available September 9, 2009; Weatherford International, Ltd., available January 14, 2009; Otter Tail Corporation, available December 18, 2008; ABX Air, Inc., available June

13, 2007; Hecla Mining Company, available October 31, 2006; Mercer International Inc., available December 12, 2005; Matria Healthcare, Inc., available February 10, 2005; Newmont Mining Corp., available April 27, 2000; Nabors Industries Inc., available April 30, 2002; Lexmark International Group, Inc., available March, 14, 2000; Electronic Data Systems Holding Corp., available April 26, 1996; and Union Carbide Corporation, available April 14, 1994.

Discussion

1. **Forms S-3, S-4 and S-8**

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of the succession were substantially the same as those predecessor.

The primary purpose of the Reorganization is to form a holding company to satisfy the requirements of the expected IRS Letter Ruling. Upon consummation of the Reorganization, the consolidated assets and liabilities of M Holdings will be identical to the consolidated assets and liabilities of the Company prior to the Reorganization. Additionally, M Holdings will conduct the same business and operations as the Company immediately prior to the Reorganization and the executive management and board of directors will be identical to that of the Company immediately prior the Reorganization. Because the Company has been a reporting company for more than twelve months and the business, assets and liabilities and management of the Company will not change as a result of the Reorganization, it is our opinion that adequate information regarding M Holdings of the type contemplated by the twelve month reporting requirement is already available to the public in the form of the Company's Exchange Act filings.

We note that the Staff has concurred with the opinion that the periodic reports of a predecessor parent company provide sufficient information regarding a subsidiary such that separate disclosure and the lapse of twelve months is not required for a split-off subsidiary to attain Form S-3 eligibility. See Electronic Data Systems Holding Corp., supra. In Electronic Data Systems Holding Corp. ("EDS"), the Staff granted relief permitting EDS to take into account the reporting history of its prior parent, General Motors Corporation ("GM"), for the purpose of determining Form S-3 eligibility, acknowledging that the periodic reports of GM provided adequate information to investors for the purposes of Form S-3. Moreover, in the case of M Holdings, the business and financial position of M Holdings will be exactly the same as the business and financial position detailed in the Company's historical reports, whereas the financial position and business of EDS post split-off reflected only a portion of the disclosure included in GM's historical reports.

We note as well that the Staff has previously granted relief under General Instruction I.A.7.(a) with respect to transactions that did not literally fall within the scope of the instruction. For example, in GulfMark Offshore, Inc., supra ("GulfMark"), the Staff permitted the successor entity to take into account the predecessor's reporting history for the purposes of Forms S-3, S-4 and S-8 despite the fact that a holding company was not formed and the state of incorporation of the registrant did not change. Instead, GulfMark took the position that the new registrant was in every way the successor to the previous registrant, and accordingly, the form of the succession should not be considered material to the purpose of, or policy underlying, General Instruction I.A.7. The Staff granted similar relief in Newmont Mining Corp., supra and Union Carbide Corporation, supra. M Holdings will be a successor to the Company in the same way, as it will have the same consolidated assets, liabilities, business operations, management and board of directors as the Company had immediately prior to the Reorganization.

The requested relief would allow the Company's reporting history to be considered to determine whether M Holdings, as the "successor" to the Company, meets the eligibility requirements for the use of Form S-3, "meets the requirements for used of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the requirements for use of S-3" as such phrase is used in the General Instructions of Form S-8. Such determinations would be consistent with treatment afforded to a holding company merger, the result of which would be substantively equivalent to the result of the Reorganization. See, e.g. The Dress Barn, Inc., supra; ABX-Air, Inc., supra; Hecla Mining Company, supra and Matria Healthcare, Inc., supra. Additionally, such a determination would be consistent with previous transactions in which successor registrants did not technically satisfy the form requirements but were nonetheless granted relief because, at least in part, the predecessor's disclosure adequately satisfied the policy of disclosure. See, e.g. GulfMark Offshore, Inc., supra; Newmont Mining Corp., supra and Union Carbide Corporation, supra.

2. **Non-financial disclosure requirements of Form S-4 and Item 14 of Schedule 14A**

As noted above, M Holdings will file the Reorganization S-4 containing the Reorganization Proxy Statement/Prospectus in advance of the Special Meeting. Pursuant to Accounting Letter, the Reorganization Proxy Statement/Prospectus will not include stand-alone audited financial statements or other stand-alone financial data of GNS, the "registrant" for the purposes of the Reorganization Proxy Statement/Prospectus, which would otherwise be required by Item 14(e) and Item 14(g) of Form S-4. Instead, the Reorganization Proxy Statement/Prospectus will include summarized financial information of GNS and a brief narrative description of GNS and its role in the Reorganization.

In light of the relief granted by the Accounting Letter and the nature of the Reorganization, the Company respectfully requests relief to permit M Holdings to take advantage of the relief afforded by Instruction 4 to Item 14 of Schedule 14A ("Instruction 4"). Specifically, the Reorganization Proxy Statement/Prospectus would not include stand-alone GNS information that would otherwise be responsive to Part B of Form S-4 regarding information relating to the registrant. Notwithstanding the foregoing request, all information necessary for the evaluation of the Reorganization by the shareholders of the Company, including a description of the transactions contemplated and the related contractual arrangements being effectuated will be presented in the Reorganization Proxy

Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A.

We are of the opinion that mandating the inclusion of the stand-alone information for GNS referred to above in the Reorganization Proxy Statement/Prospectus imposes a burden on the Company without any corresponding benefit to investors.

First, under no circumstances will investors ever hold separate interests in stand-alone GNS as it would be presented in such information. Prior to the Reorganization, GNS will be a wholly-owned subsidiary of the Company, and in the event the transaction is not approved, GNS will remain as such. After the Reorganization, the consolidated assets, liabilities and financial position of M Holdings will be the same as the pre-Reorganization Company (and not GNS). For this reason, separate stand-alone information regarding GNS would not assist the Company's shareholders in evaluating the merits of the Reorganization and would likely cause confusion regarding the actual implications of the transaction and might arguably be misleading to investors. In light of the relief provided by the Accounting Letter, certain other requirements of Item 14, such as management's discussion and analysis of financial condition and results of operations, would be likely to confuse investors, as such disclosure would relate to financial information that would not be required to be included in the Reorganization Proxy Statement/Prospectus.

Second, pursuant to applicable accounting standards, the Company will be considered the accounting predecessor of M Holdings for all periods prior to the Reorganization, resulting in stand-alone GNS information only being required at one point in time: in the Reorganization Proxy Statement/Prospectus and the Distribution S-1. Furthermore, such information would be required to be provided to a degree of materiality that would never be repeated in subsequent reports or filings given that the materiality threshold for the combined business is substantially higher than it would be for stand-alone GNS disclosure. If required, the Reorganization Proxy Statement/Prospectus would include a description of a business that has never and will never operate separate from the consolidated entity, giving investors an incorrect understanding of what M Holdings will be upon the completion of the Reorganization.

Third, the Staff has previously taken the position that an issuer engaged in the creation of a holding company may omit from its proxy statement/prospectus filed as part of its registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4. Item 14 of Schedule 14A requires a registrant engaged in a merger, consolidation, acquisition or similar matter to furnish, among other things, the same information as that required by Item 3(d), (e) and (f), Item 5 and Subparts B and C of Part I (Items 10 through 17) of Form S-4. Instruction 4, however, states that information called for by Items 14(b)(8) through 14(b)(11) and Item 14(c) is not required to be provided for a plan of merger that involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or spin-off." See e.g., The Dress Barn, Inc., supra and Mercer International Inc., supra. While the structure of the Reorganization may cause it to not fit squarely within the text of Instruction 4 in that the Reorganization involves the acquired company, as opposed to the acquiring company, such a distinction produces no substantive difference in either the outcome of the transaction or the impact upon shareholders. Whether the Company serves as the target or the acquirer in an internal reorganization transaction makes no material difference to shareholders and should not impact the degree of disclosure required.

As discussed above, immediately prior to the Reorganization, M Holdings (as GNS) will be a wholly owned subsidiary of the Company and the consolidated assets, liabilities, business, management, board of directors and operations of M Holdings and its subsidiaries immediately after the completion of the Reorganization will be the same as the consolidated assets, liabilities, business, management and operations of the Company and its subsidiaries immediately prior to the Reorganization. As a result, a presentation of the information permitted to be omitted by Instruction 4 would not provide any meaningful disclosure, since the business of the combined entity will be exactly the same both before and after the Reorganization. All information necessary for the evaluation of the Reorganization, the Reorganization Agreements and the charter and bylaws of M Holdings by the shareholders of the Company will be presented in the Reorganization Proxy Statement/Prospectus and such disclosure will be in compliance with the general disclosure requirements of Form S-4 and Schedule 14A.

Accordingly, we respectfully request that the Staff concur in our opinion that the M Holdings may omit from the Reorganization Proxy Statement/Prospectus such information as may be omitted pursuant to Instruction 4.

3. **Rule 414**

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement. It is our opinion M Holdings should be considered the successor to the Company for the purposes of Rule 414 such that M Holdings may succeed to the Registration Statements of the Company effective immediately prior to the completion of the Reorganization for the purpose of continuing the offering thereunder because the Reorganization will have the purpose of changing the Company's form of organization and the substance of the Reorganization is identical to a Rule 414 transaction when all conditions are satisfied.

Rule 414(a) requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. However, as described above, the Company may not effect the Reorganization by way of a Direct Exchange and holding company merger, in which case the successor entity would have nominal assets prior to the succession. Instead, pursuant to the IRS Letter Ruling, the Company must structure the Reorganization so that an existing subsidiary with "non-trivial assets and liabilities" that has been wholly-owned by the Company for at least five years becomes the new parent entity and successor registrant. M Holdings will become the new parent holding company and will seek to push down all pre-Reorganization assets immediately after the completion of Reorganization. Therefore, it is our view that a literal interpretation of paragraph (a) of Rule 414 should not preclude M Holdings from succeeding to the Company's registration statements.

In other situations where a reorganization did not literally fall within the scope of Rule 414 due to a failure to satisfy a condition in paragraph (a), the Staff has raised no objection to a successor succeeding to a registration statement pursuant to a post-effective amendment in accordance with Rule 414. See Union Carbide Corporation, supra; Lexmark International Group, Inc, supra and Otter Tail Corporation, supra. The transaction described in Union Carbide Corporation involved the merger of the registrant into an operating subsidiary. Because the operating subsidiary had more than nominal assets before the merger, the transaction did not technically satisfy Rule 414(a), however, the Union Carbide Corporation took the position that its successor should be afforded relief under Rule 414 because upon completion of the transaction, the successor would have identical assets and liabilities and would carry out the same business as its predecessor, which is also the case in respect of the Company and M Holdings. The transaction described in Otter Tail Corporation also involved a reorganization pursuant to which a subsidiary with more than nominal assets succeeded to the registrant. In Otter Tail Corporation, the subsidiary into which the registrant was to be merged held non-trivial assets immediately prior to the merger, including real property and the capital stock of operating companies. In Lexmark International Group, Inc., the Staff similarly did not object to continuation of offerings under previously filed registration statements despite the fact that the successor entity was an operating company with significant assets prior to the succession. In each of these cases, a literal reading of paragraph (a) of Rule 414 might have prevented the successor from succeeding to the registration statements of its predecessor, but in light of the fact that the assets, liabilities and business operations of the successor were the same as the predecessor's on a consolidated basis, as is the case with M Holdings, such literal compliance with the rule was not required.

Paragraph (b) of Rule 414 requires that the succession be affected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Merger, M Holdings would not directly acquire all of the assets or assume all of the liabilities and obligations of the Company; however, the Staff has not viewed this technicality relating to paragraph (b) of Rule 414 as making Rule 414 inapplicable to similar holding company reorganizations. See, e.g., Hecla Mining Company, supra. Although the assets and liabilities would remain with the Company after the Merger, M Holdings would nonetheless hold an indirect interest in the Company's assets and liabilities as the Company's sole stockholder. Therefore, the assets, liabilities and stockholders' equity of M Holdings, on a post-Merger consolidated basis, would be the same as those of the Company immediately prior to the Merger.

Paragraph (c) of Rule 414 requires that the succession be approved by securityholders of the predecessor issuer. The Reorganization will be approved by the Company's stockholders at a special meeting by way of the Reorganization Proxy Statement/Prospectus included in the Reorganization S-4.

Accordingly, we respectfully request that you concur in our opinion that, following the Reorganization, any then-existing effective registration statement of the Company would be deemed to be the registration statement of M Holdings as "successor issuer" and that M Holdings may continue such offerings by filing post-effective amendments to such registration statements under Rule 414 in lieu of filing a new registration statement. Such relief would be consistent with the Staff's prior determinations in reorganizations that did not literally meet all of the requirements of Rule 414. See, e.g., Union Carbide Corporation, supra; Lexmark International Group, Inc., supra; Otter Tail Corporation, supra and Hecla Mining Company, supra.

After the Reorganization, subject to a favorable response to this letter, M Holdings will file amendments to the Registration Statements and any registration statements of the Company then effective, expressly adopting the statements in such registration statements as its own for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization, or necessary to keep such registration statements from being misleading in any material respect.

4. **Rule 144**

Rule 144 imposes certain conditions on the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer. Rule 144(c) requires that the issuer have securities registered pursuant to Section 12 of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities, or have securities registered pursuant to the Securities Act and have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities. The Company currently meets these requirements.

We are of the opinion that, for purposes of Rule 144, M Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether M Holdings has complied with the current public information requirements of Rule 144(c)(1). On a consolidated basis, M Holdings would hold the same assets and liabilities and conduct the same businesses and operations as the Company held and conducted prior to consummation of the Reorganization, and the Company has been subject to, and complied with, the reporting requirements of Section 13 of the Exchange Act prior to the Reorganization. Accordingly, it is our opinion that, for purposes of Rule 144, M Holdings may include the Company's reporting history prior to the Reorganization in determining whether it has complied with the public information requirements of Rule 144(c)(1). The Staff has taken similar positions on prior occasions. See, e.g., GulfMark Offshore, Inc, supra; Sun Healthcare Group, Inc., supra; Otter Tail Corporation, supra; Electronic Data Systems Holding Corp., supra and ABX-Air, Inc., supra.[3]

---

[3] It is noted that certain of the cited interpretations were delivered prior to the amendment of Rule 144 detailed in the Rule 144 Release. It is our view that such amendments to Rule 144 do not impact the analysis herein with respect to Rule 144(c)(1).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. As discussed above, it is our view that the historical disclosure of the Company satisfies this requirement because the business, operations, management, board of directors and consolidated assets and liabilities of M Holdings will be identical to those of the Company prior to the Reorganization. Accordingly, we respectfully request that the Staff concur in our opinion that M Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether M Holdings has complied with the current public information requirements of Rule 144(c)(1).

5. **Rule 12g-3(a)**

The Company Common Stock is currently registered under Section 12(b) of the Exchange Act. Rule 12g-3(a) under the Exchange Act provides that if, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (e.g., M Holdings Common Stock) are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act (e.g., Company Common Stock), then the classes of securities so issued will be deemed to be registered under the same paragraph of Section 12 of the Exchange Act.

We are of the opinion that the Reorganization constitutes a "succession" for the purposes of Rule 12g-3(a) and, therefore, that upon issuance of the M Holdings Common Stock to the holders of the Company Common Stock in exchange therefor, the M Holdings Common Stock would be deemed registered under Section 12(b) of the Exchange Act. Although the definition of "succession" in Rule 12b-2 under the Exchange Act specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, no-action positions taken by the Staff in the past suggest that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. See, e.g., GulfMark Offshore, Inc, supra; Sun Healthcare Group, Inc., supra; Otter Tail Corporation, supra; ABX-Air, Inc., supra and Hecla Mining Company, supra. Additionally, the Company intends to provide for the registration of the M Holdings Common Stock to be issued in connection with the Reorganization in the Reorganization S-4. M Holdings will include in a Form 8-K to be filed shortly after the effective time of the Reorganization a statement that the M Holdings Common Stock being issued in connection therewith is registered under Section 12(b) of the Exchange Act.

Accordingly, we respectfully request that the Staff concur in our opinion that, the Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) and, upon issuance of the M Holdings Common Stock in connection with the Reorganization, the M Holdings Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act.

6. **Rule 12b-2**

The Company is a large accelerated filer under Rule 12b-2 under the Exchange Act. Because M Holdings would be the successor issuer to the Company, we are of the opinion that M Holdings would be deemed a large accelerated filer for purposes of Rule 12b-2. The Staff has taken similar positions on prior occasions. See, e.g., GulfMark Offshore, Inc, supra; Sun Healthcare Group, Inc., supra; Otter Tail Corporation, supra; ABX-Air, Inc., supra; Hecla Mining Company, supra; and Matria Healthcare, Inc. supra. Accordingly, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, M Holdings will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

7. **Section 4(3) prospectus delivery requirements and Rule 174(b)**

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. As noted earlier, the Company has been an Exchange Act reporting company for several years. M Holdings, immediately after the Reorganization, will have, on a consolidated basis, the same assets, liabilities, business and operations as the Company had, on a consolidated basis, immediately before the Reorganization, and will be the successor to the Company. We believe that M Holdings should be exempt from the prospectus delivery requirement of Section 4(3) of the Securities Act by virtue of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to Reorganization. We respectfully request that the Staff concur in our opinion that M Holdings will be deemed an Exchange Act reporting company and that dealers of M Holdings Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act. See e.g. Sun Healthcare Group, Inc., supra; Tim Hortons Inc., supra; Weatherford International, Ltd., supra and Nabors Industries Inc., supra.

8. **Commission File Number**

In release *No. 34-38850* (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act. In connection with such action, the Commission adopted amendments to Rule 12g-3 to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under that rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

However, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However, SEC Division of Corporate Finance Compliance and Disclosure Interpretations (updated September 30, 2008) (the "CD&Is"), at question 150.01(under "Exchange Act Rules"), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." Interpretation 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

Because M Holdings will be the successor to the Company and it is our view that the shareholders of M Holdings would benefit from the convenience and simplicity of being able to access all of the Company's and M Holdings' filings under the Exchange Act in one location on the Commission's Next-Generation EDGAR system, we request that M Holdings be permitted to succeed to the Commission File Number of the Company. We note that the Staff has taken similar positions in the past with respect to similar transactions. See, e.g. Sun Healthcare Group, Inc., supra; GulfMark Offshore, Inc., supra and Tim Hortons, Inc., supra. Accordingly, we respectfully request that the Staff concur in our opinion that M Holdings can use the Commission File Number and EDGAR access codes (CIK, CCC and password) currently used by the Company.

Conclusion

On behalf of the Company, we request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Requests". We also request that the Staff confirm that M Holdings may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. In view of the Company's intent to consummate the Reorganization as promptly as possible, we respectfully request your response as soon as possible. If for any reason you do not concur with any of our conclusions, we would appreciate the opportunity to confer with members of the Staff prior to any written response to this letter. We are submitting seven copies of this letter in addition to this original in accordance with SEC Release No. 33-6269. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed receipt copy and returning it in the enclosed stamped and self-addressed envelope.

If you have any questions or require any additional information in connection with this request, please contact the undersigned at (212) 455-2948.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc: Richard Mack (Executive Vice President & General Counsel, The Mosaic Company)

Merger Structure and Capitalization Following the Merger


Merger
Cargill
Public Stockholders
~64% of the value
~36% of the value
Common Stock
Common Stock
Mosaic
Other Subsidiaries
GNS/M Holdings
Merger Sub
Immediately Following Merger and Prior to the Split-Off
~64% of the value
Cargill
Public Stockholders
~36% of the value
M Holdings Class A, Class B and Common Stock
Common Stock
GNS/M Holdings
Mosaic
Other Subsidiaries

Merger Steps

- **Recapitalization.** M Holdings will be authorized to issue three classes of common stock referred to as "M Holdings Common Stock", "M Holdings Class A Common Stock" and "M Holdings Class B Common Stock". The Class B Common Stock will have ten votes per share with respect to the election of directors and one vote per share in all other matters. The M Holdings Common Stock and M Holdings Class A Common Stock will have one vote per share in all matters.
- **Merger**. Merger Sub will merge with and into Mosaic and Mosaic will become a wholly-owned subsidiary of M Holdings. In the merger, (i) the Mosaic common stock held by Cargill will be converted (on a one-for-one basis) into shares of M Holdings Common Stock, M Holdings Class A Common Stock and M Holdings Class B Common Stock and (ii) all publicly held Mosaic common stock will be converted (on a one-for-one basis) into the shares of M Holdings Common Stock.

ARTICLE IV
CAPITAL STOCK

1. **Authorized Stock**. **(A)** The total number of shares of capital stock that the Corporation has authority to issue is [•] of which:

(1) [•] shares shall be shares of Common Stock, par value $0.01 per share (the "*Common Stock*");

(2) [•] shares shall be shares of Class A Common Stock, par value $0.01 per share, of which (i) [•] shall be designated Class A Common Stock, Series A-1 (the "*Series A-1 Common Stock*"); (ii) [•] shall be designated Class A Common Stock, Series A-2 (the "*Series A-2 Common Stock*"); (iii) [•] shall be designated Class A Common Stock, Series A-3 (the "*Series A-3 Common Stock*"); and (iv) [•] shall be designated Class A Common Stock, Series A-4 (the "*Series A-4 Common Stock*");

(3) [•] shares shall be shares of Class B Common Stock, par value $0.01 per share, of which (i) [•] shall be designated Class B Common Stock, Series B-1 (the "*Series B-1 Common Stock*"); (ii) [•] shall be designated Class B Common Stock, Series B-2 (the "*Series B-2 Common Stock*"); and (iii) [•] shall be designated Class B Common Stock, Series B-3 (the "*Series B-3 Common Stock*"); and

(4) 15,000,000 shares shall be shares of Preferred Stock, par value $0.01 per share (the "*Preferred Stock*").

(B) The Series A-1 Common Stock, the Series A-2 Common Stock, the Series A-3 Common Stock and the Series A-4 Common Stock are referred to collectively as the "*Class A Common Stock*". The Series B-1 Common Stock, the Series B-2 Common Stock and the Series B-3 Common Stock are referred to collectively as the "*Class B Common Stock*". The Common Stock, the Class A Common Stock and the Class B Common Stock are referred to collectively as the "*Company Common Stock*".

(C) Effective upon the filing of this Amended and Restated Certificate of Incorporation (the "*Effective Time*"), each share of common stock of the Corporation, $[•] par value per share, issued and outstanding immediately prior to the Effective Time (the "*Old Common Stock*") shall automatically be reclassified into and become [•] fully paid, non-assessable shares of Common Stock, without any further action by the holder of such shares of Old Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (each, an "*Old Certificate*") shall thereafter represent that number of shares of Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been reclassified.

2. **Company Common Stock.**

(A) **General**. Except as expressly provided for in this Article IV and in Article IX, the shares of each class and series of Company Common Stock shall have the same powers, rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Subject to the rights of the holders of any series of Preferred Stock from time to time outstanding, stockholders of the Corporation shall not have any preemptive rights to subscribe for, purchase or receive any part of any new or additional issue of stock of the Corporation and no stockholder will be entitled to cumulate votes at any election of directors.

(B) Dividends and Other Distributions. Subject to the rights of the holders of any series of Preferred Stock from time to time outstanding, and except as expressly provided for in this Article IV, holders of shares of Company Common Stock shall be entitled to receive such dividends and other distributions in cash, securities or property as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor; *provided, however*, that no dividend or other distribution may be declared or paid in respect of any share of any class or series of Company Common Stock unless a dividend or other distribution, payable in the same amount, ratio, form and manner, is simultaneously declared or paid, as the case may be, in respect of all shares of each class and series of Company Common Stock, without preference or priority of any kind, except that, whenever a dividend or other distribution is paid in shares of Company Common Stock, (i) only shares of Common Stock shall be paid in respect of the shares of Common Stock outstanding as of the record date therefor, (ii) only shares of Series A-1 Common Stock shall be paid in respect of the shares of Series A-1 Common Stock outstanding as of the record date therefor, (iii) only shares of Series A-2 Common Stock shall be paid in respect of the shares of Series A-2 Common Stock outstanding as of the record date therefor, (iv) only shares of Series A-3 Common Stock shall be paid in respect of the shares of Series A-3 Common Stock outstanding as of the record date therefor, (v) only shares of Series A-4 Common Stock shall be paid in respect of the shares of Series A-4 Common Stock outstanding as of the record date therefor, (vi) only shares of Series B-1 Common Stock shall be paid in respect of the shares of Series B-1 Common Stock outstanding as of the record date therefor, (vii) only shares of Series B-2 Common Stock shall be paid in respect of the shares of Series B-2 Common Stock outstanding as of the record date therefor, and (viii) only shares of Series B-3 Common Stock shall be paid in respect of the shares of Series B-3 Common Stock outstanding as of the record date therefor.

(C) Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, after the payment in full of all amounts to which the holders of each series, if any, of the then outstanding Preferred Stock shall be entitled, the remaining assets of the Corporation to be distributed to the holders of the capital stock of the Corporation shall be distributed ratably, on a share for share basis, among the holders of the shares of all classes and series of Company Common Stock, together with the holders of the shares of any class of stock ranking on a parity with the Company Common Stock in respect of such distribution. For purposes of this paragraph, unless otherwise provided with respect to any then outstanding series of Preferred Stock, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporations (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, either voluntary or involuntary.

(D) Voting.

(1) Except as otherwise provided in this Article IV and except as required by law, holders of shares of each class and series of Company Common Stock shall be entitled to vote, and shall vote together as one class, on all matters to be voted on by the stockholders of the Corporation. Except as otherwise provided in this Article IV and except as required by law, (x)

with respect to all matters other than the election of directors, each holder of shares of Company Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Company Common Stock held of record by such holder, and (y) with respect to the election of directors, each holder of shares of Common Stock and/or Class A Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Common Stock and/or Class A Common Stock held of record by such holder, and each holder of shares of Class B Common Stock shall be entitled to ten (10) votes in person or by proxy for each share of Class B Common Stock held of record by such holder.

(2) Notwithstanding anything to the contrary contained in this Restated Certificate of Incorporation, for so long as any shares of Class A Common Stock or Class B Common Stock remain outstanding, without the Requisite Vote or Requisite Votes, as applicable (and any other vote of stockholders required by this Restated Certificate of Incorporation or applicable law):

(i) this Restated Certificate of Incorporation shall not be amended, altered or repealed (including by merger, consolidation or otherwise) in a manner that would alter or change the powers, preferences, or relative, participating, optional or other special rights of the shares of Class A Common Stock and/or Class B Common Stock (or any series thereof), or the qualifications, limitations or restrictions with respect thereto, so as to affect them adversely;

(ii) no series of Preferred Stock shall be established by the Board of Directors, and no shares of any series of Preferred Stock shall be issued by the Corporation (by merger, consolidation or otherwise), if the terms of such series of Preferred Stock would be violated or breached by or as a result of the conversion of the shares of Class A Common Stock or Class B Common Stock (or any series thereof), or the Transfer of any such shares, in accordance with the terms of this Article IV;

(iii) no shares of Class A Common Stock (or any series thereof) or Class B Common Stock (or any series thereof) shall be issued by the Corporation (including by merger, consolidation or otherwise), other than pursuant to the Merger and other than the issuance of shares of Class A Common Stock upon the conversion of shares of Class B Common Stock in accordance with the terms of this Article IV or upon a dividend or other distribution paid by the Corporation in shares of Company Common Stock in accordance with the terms of this Article IV;

(iv) no reorganization, consolidation, combination or merger of the Corporation with or into another corporation or other entity in which shares of Class A Common Stock (or any series thereof) and/or Class B Common Stock (or any series thereof) are converted into (or entitled to receive with respect thereto) shares of stock or other securities or property (including cash) shall be permitted, unless, in such reorganization, consolidation, combination or merger, each holder of a share of Class A Common Stock and/or Class B Common Stock shall be entitled to receive with respect to each such share the same kind and amount of shares of stock or other securities or property (including cash) as any holder of a share of Common Stock shall be entitled to receive for a share of Common Stock;

(v) the Corporation (including its Board of Directors) shall not, and shall not permit any of its subsidiaries to, make, agree to, approve or recommend any tender or exchange offer for any shares of Company Common Stock, unless such tender or exchange offer is open to all holders of shares of all series and classes of Company Common Stock and the consideration paid to any such holder for shares of Company Common Stock tendered into such tender or exchange offer is the highest consideration paid to any other holder for shares of Company Common Stock tendered into such tender or exchange offer;

(vi) the Corporation shall not subdivide (by any stock split, reclassification, recapitalization or otherwise) or combine (by reverse stock split, reclassification, recapitalization or otherwise) the outstanding shares of Common Stock, Class A Common Stock (or any series thereof) or Class B Common Stock (or any series thereof), unless the outstanding shares of the other such classes and series of Company Common Stock shall be proportionately subdivided or combined in the same manner, in each case so that the numbers of shares of Common Stock, Class A Common Stock (and each series thereof) and Class B Common Stock (and each series thereof) outstanding immediately following such subdivision or combination shall bear the same relationship to one another as did the numbers of shares of Common Stock, Class A Common Stock (and each series thereof) and Class B Common Stock (and each series thereof) outstanding immediately prior to such subdivision or combination; and

(vii) this Section 2(D)(2) and Section 2(D)(3) of this Article IV of this Restated Certificate of Incorporation shall not be amended, altered or repealed (including by merger, consolidation or otherwise), and no provision of this Restated Certificate of Incorporation that is inconsistent with this Section 2(D)(2) or Section 2(D)(3) of this Article IV shall be adopted (including by merger, consolidation or otherwise); *provided, however* that no vote otherwise required by this Section 2(D)(2) shall be required for the implementation by the Company of a rights plan, including the distribution of rights to all holders of the Company Common Stock, the designation of a series of preferred stock in connection therewith, and all other actions contemplated by any such rights plan and the operation thereof, so long as all shares of all holders of shares of Company Common Stock are treated identically pursuant to such distribution and, other than a holder who is an "Acquiring Person" and certain transferees of any such "Acquiring Person" under such rights plan, the operation of such rights plan.

(3) "*Requisite Vote*" and "*Requisite Votes*," as applicable, means, in addition to any other or different vote required by applicable law, for purposes of any action described in clauses (i) through (vii) of Section 2(D)(2) of this Article IV, (1) the affirmative vote of holders of at least two-thirds of the voting power of the shares of all series of Class A Common Stock and all series of Class B Common Stock outstanding as of the record date therefor, voting together as a single class and, (2) if any such action would affect a class or series of Class A Common Stock and/or Class B Common Stock, as applicable, less favorably, or more adversely, than it does any other class or series of Class A Common Stock and/or Class B Common Stock, the affirmative vote of holders of at least two-thirds of the voting power outstanding as of the record date therefor of the shares of the class or series less favorably or more adversely affected by such action, voting as a separate class.

3. <u>**Transfer Restrictions and Conversion Applicable to Shares of Class A Common Stock and Class B Common Stock.**</u>

(A) Transfer Restrictions of Class A Common Stock and Class B Common Stock.

(1) Except as otherwise set forth in Section 3(A)(2), Section 3(A)(3) or Section 3(A)(4) of this Article IV, (x) shares of Class A Common Stock may not be Transferred by or at the request of any record or beneficial owner of such shares of Class A Common Stock, and (y) shares of Class B Common Stock may not be Transferred by or at the request of any record or beneficial owner of such shares of Class B Common Stock until the Lock-Up Expiration Date applicable to such shares of Class B Common Stock shall have occurred.

(2) Section 3(A)(1) of this Article IV shall not prohibit a record or beneficial owner of shares of Class A Common Stock or Class B Common Stock from Transferring such shares in a Permitted Transfer, *provided* that (i) any record or beneficial owner of shares of Class A Common Stock or Class B Common Stock that seeks to Transfer one or more of such shares pursuant to this Section 3(A)(2) must, upon the Corporation's request, provide to the Corporation affidavits or other proof reasonably acceptable to the Corporation that any such Transfer qualifies as a Permitted Transfer, and any good faith determination of the Corporation that a particular Transfer so qualifies or does not so qualify shall be conclusive and binding; and (ii) if a record or beneficial owner of shares of Class A Common Stock or Class B Common Stock makes any Transfer of one or more such shares in a Permitted Transfer, each share of Class A Common Stock and/or Class B Common Stock so Transferred shall continue to be bound by the terms of this Article IV, including the restrictions on Transfer set forth in this Article IV.

(3) Section 3(A)(1) of this Article IV shall not prohibit a record or beneficial owner of shares of Class A Common Stock from Transferring such shares pursuant to a Qualified Transfer.

(4) (a) At any time or from time to time on or prior to the second (2nd) anniversary of the Issue Date, the Board of Directors (or any committee thereof designated thereby) may, in its sole discretion, (x) waive or otherwise remove the restrictions on Transfer set forth in Section 3(A)(1) of this Article IV with respect to all or any number of the shares of Series A-4 Common Stock, on such terms and conditions as may be fixed by the Board of Directors (or such committee) in its sole discretion and (y) waive or otherwise remove the restrictions on Transfer set forth in Section 3(A)(1) of this Article IV (on such terms and conditions as may be fixed by the Board of Directors (or such committee) in its sole discretion) to allow any of the MAC Trusts to Transfer all or any number of the shares of Class A Common Stock held by it so long as such Transfer will occur on or prior to the second (2nd) anniversary of the Issue Date.

(b) At any time or from time to time after the second (2nd) anniversary of the Issue Date, the Board of Directors (or any committee thereof designated thereby) may, in its sole discretion, waive or otherwise remove the restrictions on Transfer set forth in Section 3(A)(1) of this Article IV, on such terms and conditions as may be fixed by the Board of Directors (or such committee) in its sole discretion, with respect to (w) all or any number of the shares of Series A-1 Common Stock and Series B-1 Common Stock (such shares, the "*Combined Series 1 Stock*"), (x) all or any number of the shares of Series A-2 Common Stock and Series B-2 Common Stock (such shares, the "*Combined Series 2 Stock*"), or (y) all or any number of the shares of Series A-3 Common Stock and Series B-3

Common Stock (such shares, the "*Combined Series 3 Stock,*" and each of the Combined Series 1 Stock, Combined Series 2 Stock and Combined Series 3 Stock is referred to individually as a "*Combined Series of Stock*"); *provided, however,* that, except in the case of a waiver or removal of the restrictions on Transfer if required to permit Transfers pursuant to Section 2.02(b)(vi) of the Governance Agreement, if the Board of Directors (or such committee) waives or otherwise removes the restrictions on Transfer set forth in Section 3(A)(1) of this Article IV pursuant to this Section 3(A)(4)(b) with respect to less than all of the outstanding shares of a Combined Series of Stock, the number of shares of such Combined Series of Stock of each holder in respect of which the restrictions on Transfer set forth in Section 3(A)(1) of this Article IV shall be waived or otherwise removed shall be equal to the result obtained by multiplying (i) the number of shares of such Combined Series of Stock held by such holder as of a record date determined by the Board of Directors (or such committee) by (ii) a fraction, the numerator of which shall be the number of outstanding shares of such Combined Series of Stock as of such record date in respect of which the Board of Directors (or such committee) is waiving or otherwise removing the restrictions on Transfer set forth in Section 3(A)(1) of this Article IV and the denominator of which shall be the number of outstanding shares of such Combined Series of Stock as of such record date, rounded down to the nearest whole share. In the event that the Board of Directors (or such committee) waives or otherwise removes the restrictions set forth in Section 3(A)(1) of this Article IV, pursuant to this Section 3(A)(4)(b) with respect to less than all of the shares of any Combined Series of Stock held by any holder, such waiver or removal of restrictions shall apply first to such holder's shares of Class A Common Stock of the Combined Series of Stock and second to such holder's shares of Class B Common Stock of such Combined Series of Stock.

(B) Conversion of Class A Common Stock.

(1) Series A-1 Common Stock; Series A-2 Common Stock; Series A-3 Common Stock. Each share of Series A-1 Common Stock, Series A-2 Common Stock and Series A-3 Common Stock shall be converted into shares of Common Stock on the terms and conditions set forth below in this Section 3(B)(1). Any conversion effected in accordance with this Section 3(B)(1) (other than paragraph (d) of this Section 3(B)(1)) shall be effective upon the applicable Conversion Time whether or not certificates representing such shares are surrendered to the Corporation.

(a) Conversion Upon Lock-up Release Date. (i) Each share of Series A-1 Common Stock outstanding on the First Lock-up Release Date shall be converted, immediately prior to the close of business on such date, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock; (ii) each share of Series A-2 Common Stock outstanding on the Second Lock-up Release Date shall be converted, immediately prior to the close of business on such date, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock; and (iii) each share of Series A-3 Common Stock outstanding on the Third Lock-up Release Date shall be converted, immediately prior to the close of business on such date, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock.

(b) Conversion in Connection with a Released Share Offering. Each share of Series A-1 Common Stock, Series A-2 Common Stock and Series A-3 Common Stock shall be converted, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock upon the Transfer of such share pursuant to a Released Share Offering in accordance with the Registration Agreement.

(c) Conversion by the Board.

(i) At any time or from time to time on or prior to the second (2nd) anniversary of the Issue Date, the Board of Directors (or any committee thereof designated thereby) may, in its sole discretion, convert all or any number of the shares of any series of Class A Common Stock (other than Series A-4 Common Stock) held by any MAC Trust, automatically and without payment of additional consideration or further action by the holder thereof, on a share-for-share basis, into fully paid and non-assessable shares of Common Stock (at such time or times and on such terms and conditions as may be fixed by the Board of Directors (or such committee) in its sole discretion) so long as (x) such conversion will occur and is conditioned upon the Transfer of all such shares of Common Stock pursuant to a Structured Formation Offering, Market Sale or Private Sale, (y) such conversion and Transfer will occur on or prior to the second (2nd) anniversary of the Issue Date and (z) the shares of Class A Common Stock that are to be converted pursuant to this clause (i) at any one time shall consist of an equal number of shares of Series A-1 Common Stock, Series A-2 Common Stock and Series A-3 Common Stock then held by such MAC Trust.

(ii) At any time or from time to time after the later of the Class B Conversion Approval and the second (2nd) anniversary of the Issue Date, the Board of Directors (or any committee thereof designated thereby) may, in its sole discretion, convert all or any number of the shares of any series of Class A Common Stock automatically and without payment of additional consideration or further action by the holder thereof, on a share-for-share basis, into fully paid and non-assessable shares of Common Stock (at such time or times and on such terms and conditions as may be fixed by the Board of Directors (or such committee) in its sole discretion); *provided, however*, that if the Board of Directors (or such committee) elects to convert less than all of the outstanding shares of any series of Class A Common Stock at any time pursuant to this Section 3(B)(1)(c)(ii), the number of shares of such series of Class A Common Stock of each holder that shall be converted shall be equal to the result obtained by multiplying (x) the number of shares of such series of Class A Common Stock held by such holder as of a record date determined by the Board of Directors (or such committee) by (y) a fraction, the numerator of which shall be the number of outstanding shares of such series of Class A Common Stock as of such record date being converted by the Board of Directors (or any such committee), and the denominator of which shall be the number of outstanding shares of such series of Class A Common Stock as of such record date, rounded down to the nearest whole share.

(d) Death Conversion. In the event an estate of a person who shall have died after the Execution Date is a holder of shares of Class A Common Stock or in the event a grantor, settlor or beneficiary of a trust that holds shares of Class A Common Stock shall have died after the Execution Date, such estate or trust may, without payment of additional consideration, convert any shares of Class A Common Stock held by such trust or estate, on a share-for-share basis, into fully paid and non-assessable shares of Common Stock in connection with (a) the Transfer of such shares of Common Stock so long as the proceeds of such Transfer are to be used (or the proceeds of a prior Permitted Transfer (made pursuant to clause (B) of such definition) of shares of Class B Common Stock that were previously converted into such shares of Class A Common Stock were used) to pay estate taxes and expenses payable by reason of the death of such deceased person or the death of the grantor or settlor of such trust or any one or more beneficiaries of such trust (as applicable), and (b) the Transfer of such shares of Common Stock after the second (2nd) anniversary of the Issue Date so long as (x) the proceeds of such Transfer are to be used to pay estate taxes, debts, obligations and expenses payable by reason of the death of such deceased person or the death of the grantor or settlor of such trust or any one or more beneficiaries of such trust (as applicable) or (y) such Transfer is made in connection with a foreclosure on shares of Class A Common Stock that were pledged pursuant to a Permitted Transfer. In order for a trust or estate to convert shares of Class A Common Stock into shares of Common Stock pursuant to this Section 3(B)(1)(d), such trust or estate shall surrender such the certificate or certificates for such shares (or, if such trust or estate alleges that such certificate or certificates has been lost, stolen or destroyed, such trust or estate shall provide the Corporation with a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation and the transfer agent (if the Corporation does not serve as its own transfer agent) at the office of the transfer agent for the Class A Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) and if requested by the Corporation or the transfer agent (if applicable), the posting of a surety bond in customary amount and upon customary terms, against any claim that may be made against the Corporation and/or the transfer agent on account of the alleged loss, theft or destruction of such certificate or certificates), at the office of the transfer agent for the Class A Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice (x) stating that such trust or estate elects to convert all or a number of shares of Class A Common Stock represented by such certificate or certificates (if any) pursuant to this Section 3(B)(1)(d) and (y) presenting facts indicating that such conversion complies with this Section 3(B)(1)(d). Such notice shall also state such trust or estate's name or the names of the nominees in which such trust or estate wishes such shares of Common Stock, and the certificate or certificates (if any) for such shares of Common Stock, to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. In addition, the trust or estate seeking to convert shares of Class A Common Stock into shares of Common Stock pursuant to this Section 3(B)(1)(d) shall (i) provide to the Corporation affidavits stating that such conversion and the related Transfer of shares of Common Stock is in compliance with any agreement such trust or estate may have with Cargill and (ii) upon the Corporation's request, provide to the Corporation affidavits or other proof reasonably acceptable to the Corporation that such conversion complies with this Section 3(B)(1)(d), and any good faith determination of the Corporation that a particular conversion so qualifies or does not so qualify shall be conclusive and binding. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement), notice and, if requested in accordance with the foregoing, any surety bond, affidavits or other proof, shall be the Conversion Time and the shares of Common Stock issuable upon conversion of such shares of Class A Common Stock shall be deemed outstanding of record as of such time. The Corporation shall, as soon as practicable after any such surrender following such Conversion Time, issue and deliver to the applicable trust or estate or to its nominees, a certificate or certificates (if any) for the number of shares of Common Stock into which such shares of Class A Common Stock were converted pursuant to this Section 3(B)(1)(d) and a certificate representing the shares of Class A Common Stock represented by a surrendered certificate that were not converted into shares of Common Stock pursuant to this Section 3(B)(1)(d).

(2) Series A-4 Common Stock. The shares of Series A-4 Common Stock shall be converted into shares of Common Stock on the terms and conditions set forth in this Section 3(B)(2). Any conversion effected in accordance with this Section 3(B)(2) shall be effective upon the applicable Conversion Time whether or not certificates representing such shares are surrendered to the Corporation.

(a) Conversion in Connection with Certain Sales. Prior to the second (2nd) anniversary of the Issue Date, each share of Series A-4 Common Stock shall be converted, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock upon the Transfer of that share pursuant to a Structured Formation Offering, Market Sale or Private Sale, as applicable.

(b) Other Conversion. Immediately after the close of business on the second (2nd) anniversary of the Issue Date, each then outstanding share of Series A-4 Common Stock shall be converted, automatically and without payment of additional consideration or further action by the holder thereof, into one share of Common Stock.

(3) 90% Owner After Tender Offer. In the event that any Person becomes the record and beneficial owner of 90% or more of the outstanding shares of Company Common Stock as a result of a tender or exchange offer approved or recommended by the Board of Directors of the Corporation (or the exercise of any "top-up" option granted by the Company in connection with any such tender or exchange offer), each outstanding share of Class A Common Stock, whether or not held by such Person, shall be converted, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock.

(C) Conversion of Class B Common Stock. Each share of Class B Common Stock shall be converted into shares of Series A-1 Common Stock, Series A-2 Common Stock, Series A-3 Common Stock or Common Stock, as applicable, on the terms and conditions set forth below in this Section 3(C). Any conversion effected in accordance with this Section 3(C) shall be effective upon the applicable Conversion Time whether or not certificates representing such shares are surrendered to the Corporation.

(1) Conversion upon Shareholder Approval. If the Corporation's Board of Directors determines to submit to the stockholders of the Corporation, at a duly called meeting of stockholders, a proposal to effect a conversion of the shares of Class B Common Stock, and such

proposal is approved by the affirmative vote of the holders of a majority of the voting power of the shares of Common Stock, Class A Common Stock and Class B Common Stock entitled to vote and present in person or by proxy at the meeting, voting together as a single class (any such approval, the "*Class B Conversion Approval*"), all of the shares of Class B Common Stock then outstanding shall be converted, automatically and without payment of additional consideration or further action by the holders thereof, as follows:

(a) If the Class B Conversion Approval occurs prior to the First Lock-up Release Date, then immediately prior to the close of business on the date of such Class B Conversion Approval (i) each share of Series B-1 Common Stock shall be converted into one fully paid and non-assessable share of Series A-1 Common Stock, (ii) each share of Series B-2 Common Stock shall be converted into one fully paid and non-assessable share of Series A-2 Common Stock, and (iii) each share of Series B-3 Common Stock shall be converted into one fully paid and non-assessable share of Series A-3 Common Stock;

(b) If the Class B Conversion Approval occurs on or after the First Lock-up Release Date but prior to the Second Lock-up Release Date, then immediately prior to the close of business on the date of such Class B Conversion Approval, (i) each share of Series B-1 Common Stock shall be converted into one fully paid and non-assessable share of Common Stock, (ii) each share of Series B-2 Common Stock shall be converted into one fully paid and non-assessable share of Series A-2 Common Stock, and (iii) each share of Series B-3 Common Stock shall be converted into one fully paid and non-assessable share of Series A-3 Common Stock;

(c) If the Class B Conversion Approval occurs on or after the Second Lock-up Release Date but before the Third Lock-up Release Date, then immediately prior to the close of business on the date of such Class B Conversion Approval, (i) each share of Series B-1 Common Stock and Series B-2 Common Stock shall be converted into one fully paid and non-assessable share of Common Stock, and (ii) each share of Series B-3 Common Stock shall be converted into one fully paid and non-assessable share of Series A-3 Common Stock; and

(d) If the Class B Conversion Approval occurs on or after the Third-Lock-up Release Date, then immediately prior to the close of business on the date of such Class B Conversion Approval, each share of Class B Common Stock shall be converted into one fully paid and non-assessable share of Common Stock.

(2) <u>90% Owner After Tender Offer</u>. In the event that any Person becomes the record and beneficial owner of 90% or more of the outstanding shares of Company Common Stock as a result of a tender or exchange offer approved or recommended by the Board of Directors of the Corporation (or the exercise of any "top-up" option granted by the Company in connection with any such tender or exchange offer), each outstanding share of Class B Common Stock, whether or not held by such Person, shall be converted, automatically and without payment of additional consideration or further action by the holder thereof, into one fully paid and non-assessable share of Common Stock.

(D) Conversion Mechanics.

(1) Manner of Conversion.

(a) Upon the automatic conversion of any shares of Class A Common Stock or any shares of Class B Common Stock pursuant to Section 3(B) or Section 3(C) of this Article IV (other than pursuant to Section 3(B)(1)(d)) (any such conversion, an "*Automatic Conversion*"), the Corporation will provide written notice of the conversion of such shares to the holders of record of such shares, at such holders' respective addresses as they appear on the transfer books of the Corporation, as soon as reasonably practicable following the applicable Conversion Time; *provided, however*, that neither the failure to give such notice nor any defect therein shall affect the validity of the conversion. Such notice, which need not be sent in advance of the occurrence of the applicable Conversion Time, shall state, as appropriate and together with such other information as the Corporation may deem appropriate to include in such notice: (i) the effective date of the conversion; and (ii) the number and series of shares of Class A Common Stock or Class B Common Stock, as the case may be, that were or are to be automatically converted and the number and class and series of shares, as applicable, into which the converted (or to be converted) shares were (or are to be) converted.

(b) In the event of an Automatic Conversion of any shares of Class A Common Stock or any shares of Class B Common Stock, the certificates formerly representing each such share of Class A Common Stock or Class B Common Stock shall thereupon and thereafter be deemed to represent such number and series (if applicable) of shares of Class A Common Stock or Common Stock, as applicable, into which such shares of Class A Common Stock or Class B Common Stock were converted pursuant to such Automatic Conversion unless and until such certificate or certificates are exchanged in accordance with the following paragraph.

(c) From and after the Conversion Time applicable to shares of Class A Common Stock or Class B Common Stock converted pursuant to an Automatic Conversion any holder of such shares of former Class A Common Stock or former Class B Common Stock may surrender such holder's certificate or certificates for such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, such holder shall provide the Corporation with a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation and the transfer agent (if the Corporation does not serve as its own transfer agent) at the office of the transfer agent for the Class A Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) and if requested by the Corporation or the transfer agent (if applicable), the posting of a surety bond in customary amount and upon customary terms, against any claim that may be made against the Corporation and/or the transfer agent on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Class A Common Stock and/or Class B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder would like one or more new certificates (if any) representing the shares of Class A Common Stock or Common Stock, as applicable, into which such shares of Class A Common Stock and/or Class B Common Stock were converted pursuant to the Automatic Conversion. Such notice shall state such holder's name or, where shares were converted into shares of Common Stock, the names of the nominees in which such holder wishes the certificate or certificates (if any) for such shares to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The Corporation shall, as soon as practicable after any such surrender following the Conversion Time applicable to any such shares, issue and deliver to such holder, or where shares were converted into shares of Common Stock, to his, her or its nominees, a certificate or certificates (if any) for the number of shares of Class A Common Stock or Common Stock into which such shares of Class A Common Stock and/or Class B Common Stock were converted pursuant to the Automatic Conversion.

(2) Reservation of Shares. The Corporation shall at all times when Class A Common Stock or Class B Common Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class A Common Stock or Class B Common Stock, such number of its duly authorized shares of Class A Common Stock and Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Common Stock and Class B Common Stock at such time; and if at any time the number of authorized but unissued shares of Class A Common Stock or Common Stock, as applicable, shall not be sufficient to effect the conversion of all then outstanding shares of Class A Common Stock and Class B Common Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock or Common Stock, as applicable, to such number of shares as shall be sufficient for such purposes, including, if applicable, seeking to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation.

(3) Effect of Conversion. Each share of Class A Common Stock and Class B Common Stock converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such share shall immediately cease and terminate at the Conversion Time applicable to such share, except only the right of the holder thereof to receive shares of Class A Common Stock or Common Stock, as the case may be, in exchange therefor and to receive payment of any dividends declared but unpaid on the share so converted for which the record date has already occurred. Any shares of any series of Class A Common Stock or Class B Common Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of the applicable series of Class A Common Stock or Class B Common Stock accordingly.

(4) Treatment of Certain Dividends.

(a) With respect to any dividends that (i) are declared on shares of Series A-1 Common Stock, Series A-2 Common Stock, Series A-3 Common Stock or Series A-4 Common Stock, (ii) are payable in shares of Series A-1 Common Stock, Series A-2 Common Stock, Series A-3 Common Stock, or Series A-4 Common Stock, respectively, and (iii) have not been paid prior to the conversion of such shares of Series A-1 Common Stock, Series A-2 Common Stock, Series A-3 Common Stock or Series A-4 Common Stock, as applicable, into shares of Common Stock, such dividend shall be paid in the form of shares of Common Stock rather than in the form of shares of Series A-1 Common Stock, Series A-2 Common Stock, Series A-3 Common Stock or Series A-4 Common Stock, as applicable.

(b) With respect to any dividends that (i) are declared on shares of Series B-1 Common Stock, Series B-2 Common Stock or Series B-3 Common Stock, (ii) are payable in shares of Series B-1 Common Stock, Series B-2 Common Stock or Series B-3 Common Stock, respectively, and (iii) have not been paid prior to the conversion of such shares of Series B-1 Common Stock, Series B-2 Common Stock or Series B-3 Common Stock, as applicable, into shares of Series A-1 Common Stock, Series A-2 Common Stock or Series A-3 Common Stock, as the case may be, such dividend shall be paid in the form of the Series A-1 Common Stock, Series A-2 Common Stock or Series A-3 Common Stock, as applicable, into which such shares were converted rather than in the form of shares of Series B-1 Common Stock, Series B-2 Common Stock, or Series B-3 Common Stock, as applicable.

(c) With respect to any dividends that (i) are declared on shares of Series B-1 Common Stock, Series B-2 Common Stock or Series B-3 Common Stock, (ii) are payable in shares of Series B-1 Common Stock, Series B-2 Common Stock, or Series B-3 Common Stock, respectively, and (iii) have not been paid prior to the conversion of such shares of Series B-1 Common Stock, Series B-2 Common Stock or Series B-3 Common Stock, as applicable, into shares of Common Stock, such dividend shall be paid in the form of shares of Common Stock rather than in the form of shares of Series B-1 Common Stock, Series B-2 Common Stock or Series B-3 Common Stock, as applicable.

(5) Taxes. The issuance of shares of Common Stock or Class A Common Stock, as the case may be, on the conversion of Class A Common Stock or Class B Common Stock shall be made by the Corporation without charge for expenses or for any documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or Class A Common Stock, as applicable. However, if any such shares are to be issued in a name other than that of the holder of the share or shares of Class A Common Stock and/or Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid or is not required to be paid.

(E) General.

(1) The restrictions on Transfer set forth in this Section 3 of Article IV shall be referred to as the "*Lock-up*." The Corporation shall not register the purported Transfer of any shares of Class A Common Stock or Class B Common Stock in violation of the Lock-up and any such Transfer in violation of the Lock-up shall be null and void *ab initio*.

(2) All shares of Class A Common Stock and Class B Common Stock shall be issued solely in certificated form, which certificate shall at all times bear a legend to the effect that such shares are subject to the Lock-up.

(F) Definitions.

The following terms shall have the meanings set forth below:

"*Acorn Trust*" means the Acorn Trust dated January 30, 1995, as amended.

"*Anne Ray Charitable Trust*" means the Anne Ray Charitable Trust dated August 20, 1996, as amended.

"*beneficial owner*" and words of similar import (including "*beneficially own*" and "*beneficial ownership*") shall have the meaning attributed to them under Rule 13d-3 promulgated under the Exchange Act except that a Person shall be deemed to have "beneficial ownership" of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after passage of time.

"*Cargill*" means Cargill, Incorporated and its successors.

"*Cargill Family Entity*" means any corporation, partnership or limited liability company of which, in each case, at least ninety percent (90%) in value of the stock or other ownership interests is owned by one or more Cargill Family Members, Cargill Family Trusts, other Cargill Family Entities or Cargill Family Member Estates.

"*Cargill Family Member*" means (a) any natural person who is a lineal descendent of W.W. Cargill, including a legally adopted descendent and his or her descendents; (b) any natural person who is a spouse of any person referred to in clause (a); and (c) any natural person who is a brother, sister or parent, including as a result of a legal adoption, of any person referred to in clause (a).

"*Cargill Family Member Estate*" means the estate of any Cargill Family Member.

"*Cargill Family Trust*" means any trust the primary beneficiaries of which are Cargill Family Members, Cargill Family Entities, other Cargill Family Trusts and/or Charitable Organizations.

"*Charitable Organization*" means an organization described in Section 170(c), Section 501(c)(3) or Section 501(c)(4) of the Code.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Conversion Time*" means, with respect to any share of Company Common Stock, the date and time that such share is converted into any other class or series of Company Common Stock as set forth in Section 3 of this Article IV.

"*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"*Execution Date*" means January 18, 2011.

"*Family Members*" means, with respect to any natural person, such person's spouse, parents, grandparents, children, grandchildren, great-grandchildren, brothers and sisters, mother-in-law and father-in-law, brothers-in-law and sisters-in-law, daughters-in-law and sons-in-law. Adopted and step-members are also included as "Family Members."

"*First Lock-Up Release Date*" means the first day after the thirty (30) month anniversary of the Issue Date.

"*Governance Agreement*" means that certain Governance Agreement, dated as of January 18, 2011, by and among the Corporation, the Mosaic Company and the Stockholder Parties thereto, as such agreement may be amended from time to time.

"*Issue Date*" means the date on which Cargill consummates the Split-off, as such term is defined in the Merger and Distribution Agreement, in accordance with the terms thereof.

"*Lock-Up Expiration Date*" means: (A) with respect to each share of Series B-1 Common Stock, the First Lock-Up Release Date, (B) with respect to each share of Series B-2 Common Stock, the Second Lock-Up Release Date and (C) with respect to each share of Series B-3 Common Stock, the Third Lock-Up Release Date.

"*Lilac Trust*" means the Lilac Trust dated August 20, 1996, as amended.

"*MAC Trusts*" means the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust and the Anne Ray Charitable Trust.

"*Margaret A. Cargill Foundation*" means the Margaret A. Cargill Foundation established under the Acorn Trust dated January 30, 1995, as amended.

"*Market Sale*" means a sale of capital stock of the Corporation by the MAC Trusts pursuant to and in accordance with Section 2.2(a) of the Registration Agreement.

"*Merger*" shall have the meaning assigned to such term in the Merger and Distribution Agreement.

"*Merger and Distribution Agreement*" means that certain Merger and Distribution Agreement, dated as of January 18, 2011, by and among the Corporation, The Mosaic Company, GNS Merger Sub LLC, the MAC Trusts and Cargill, as such agreement may be amended from time to time.

"*Permitted Transfer*" means:

(A) any Transfer of shares to the Corporation or any of its subsidiaries;

(B) any Transfer of shares by an estate of a person who shall have died after the Execution Date or by a trust (in the event a grantor, settlor or beneficiary of such trust shall have died after the Execution Date), in each case so long as the proceeds of such Transfer are to be used to pay estate taxes and expenses payable by reason of the death of such deceased person or the death of the grantor or settlor of such trust or any one or more beneficiaries of such trust (as applicable);

(C) any pledge of shares by an estate of a person who shall have died after the Execution Date or by a trust (in the event a grantor, settlor or beneficiary of such trust shall have died after the Execution Date), in each case so long as such pledge of shares is made to a bank, trust company or other financial institution as security for a bona fide loan and the proceeds of such loan are to be, or shall have been, used to pay estate taxes, debts, obligations and expenses payable by reason of the death of such deceased person or the death of the grantor or settlor of such trust or any one or more beneficiaries of such trust (as applicable), and the Transfer of any such pledged shares in connection with a foreclosure on such pledged shares;

(D) any Transfer of shares of a deceased holder to the estate of such deceased holder upon such deceased holder's death and the Transfer of such shares from the estate of such deceased holder to the beneficiaries thereof, *provided* that each such Transfer is pursuant to the deceased holder's will or the laws of descent or distribution;

(E) any Transfer of shares of a holder to the bankruptcy estate of such holder if such holder has become bankrupt or insolvent;

(F) any Transfer of shares by a natural person to (i) any of such holder's Family Members, (ii) a trust for the benefit of the holder or one or more of such holder's Family Members (a "*Qualified Trust*") or (iii) any corporation, partnership or limited liability company of which, in each case, 100% of the voting and equity interests are beneficially owned by one or more of such holder and such holder's Family Members or a trust for the benefit of one or more of such holder's Family Members;

(G) any Transfer of shares by a Qualified Trust to the beneficiaries and/or grantor or settlor of such trust, in each case in accordance with the terms of the governing trust instrument;

(H) any Transfer of shares of Series A-4 Common Stock by a Charitable Organization to another Charitable Organization to satisfy the transferor's annual distribution requirements under the Code, applicable treasury regulations or state law; to the extent, and only to the extent, such transferor's liquid assets are insufficient, in the good faith judgment of the transferor, to meet such annual distribution requirements and operating requirements for such period;

(I) any Transfer of shares by the Acorn Trust to the MAC Foundation in accordance with the governing trust agreement for the Acorn Trust and any Transfer of shares from the Lilac Trust to the Anne Ray Charitable Trust in accordance with the governing trust agreement for the Lilac Trust;

(J) any Transfer of shares by a holder thereof approved by the Board of Directors of the Company and by Cargill;

(K) any Transfer of shares after the second (2nd) anniversary of the Issue Date with respect to which no gain or loss is recognized for U.S. federal income tax purposes;

(L) any Transfer of shares after the second (2nd) anniversary of the Issue Date to Cargill Family Members, Cargill Family Entities, Cargill Family Member Estates, Cargill Family Trusts and Charitable Organizations; and

(M) any Transfer of shares after the second (2nd) anniversary of the Issue Date by a Cargill Family Trust to the beneficiaries and/or grantors or settlors of such trust.

"*Person*" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, governmental entity or agency or other entity of any kind or nature.

"*Private Sale*" means a sale of capital stock of the Corporation by the MAC Trusts pursuant to and in accordance with Section 2.2(c) of the Registration Agreement.

"*Qualified Transfer*" means a Transfer (A) pursuant to a tender or exchange offer that is made by the Corporation or any of its subsidiaries or approved (including solely for the purposes of this definition) or recommended by the Board of Directors (or a designated committee thereof) or (B) arising as a result of a reorganization, consolidation, combination or merger or similar transaction to which the Corporation is a party.

"*Registration Agreement*" means that certain Registration Agreement, dated as of January 18, 2011, by and among the Corporation, The Mosaic Company, Cargill, the MAC Trusts and the other Persons party thereto, as such agreement may be amended from time to time.

"*Released Share Offering*" has the meaning assigned to such term in the Registration Agreement.

"*Second Lock-Up Release Date*" means the first day after the forty-two (42) month anniversary of the Issue Date.

"*Structured Formation Offering*" means any of the First Formation Offering, the Second Formation Offering, the Third Formation Offering, the Fourth Formation Offering, and the S&P 500 Index Inclusion Offering, as each such term is defined in, and pursuant to, the Registration Agreement.

"*Third Lock-Up Release Date*" means the first day after the fifty-four (54) month anniversary of the Issue Date.

"*Transfer*" means (with its cognates having corresponding meanings), with respect to any securities ("*applicable securities*"), (i) any direct or indirect sale, exchange, issuance, transfer, redemption, grant, pledge, hypothecation or other disposition, whether voluntary or involuntary, by operation of law or otherwise, and whether or not for value, of any of the applicable securities, or any securities, options, warrants or rights convertible into or exercisable or exchangeable for, or for the purchase or other acquisition of, any applicable securities or any contract or other binding arrangement or understanding (in each case, whether written or oral) to take any of the foregoing actions or (ii) entering into any swap or other agreement, arrangement or understanding, whether or not in writing, that, directly or indirectly, transfers, conveys or otherwise disposes of, in whole or in part, any of the economic or other risks or consequences of ownership of any applicable securities, including short sales of applicable securities, option transactions with respect to applicable securities, use of equity or other derivative financial instruments relating to applicable securities and other hedging arrangements with respect to applicable securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the applicable securities, other securities, cash or otherwise; *provided, however*, that the grant of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Exchange Act shall not constitute a "Transfer".

4. **Preferred Stock.**

The Board of Directors is authorized, subject to limitations prescribed by law and Section 2(D)(2) of this Article IV, to provide by resolution or resolutions for the issuance of shares of Preferred Stock from time to time in one or more series, and, by filing a certificate pursuant to the applicable law of the State of Delaware (each a "*Preferred Stock Designation*"), to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such series, and any qualifications, limitations and restrictions thereof. The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of the shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(c) whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series;

(d) the dates at which dividends, if any, shall be payable;

(e) the redemption rights and price or prices, if any, for shares of the series;

(f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h) whether the shares of the series shall be convertible or exchangeable into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or of such other security, the conversion price or prices or exchange rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series;

(j) the voting rights, if any, of the holders of shares of the series; and

(k) such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof as the Board of Directors shall determine.